INVESTMENT MANAGERS SERIES TRUST II

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (“Agreement”) is effective as of ______________, 2014, by and between INVESTMENT MANAGERS SERIES TRUST II, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as may be amended from time to time (each a “Fund”), and the investment co-advisor of the Funds, Castle Financial & Retirement Planning Associates, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Fund has two co-advisors, Castle Financial & Retirement Planning Associates, Inc. and Bauer Capital Management, LLC; and

WHEREAS, the Advisor renders advice and services to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated ___________, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses of such Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Operating Expenses (as defined in Paragraph 2 herein) of each Fund (or, as applicable, each class of Fund shares set forth in Appendix A (each, a “Class”)), for at least the Initial Expense Limitation Period (as defined in Paragraph 2 herein) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.
The Advisor hereby agrees to limit current Operating Expenses of each Fund (or, as applicable, each Class), to an annual rate, expressed as a percentage of average annual net assets, to the amounts listed in Appendix A (each, an “Annual Limit”) with respect to the Fund (or Class, as applicable).  In the event that the current Operating Expenses for a Fund (or Class, as applicable), as accrued each month, exceed the Annual Limit, the Advisor will pay to the Fund (for the benefit of such Class, if applicable) on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.  Such payment may include reducing or waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to each Fund (and each Class of shares thereof):

a.
The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Advisor’s investment advisory fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses, if any, described in the Investment Advisory Agreement, but does not include, as applicable, taxes, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b. The term “Initial Expense Limitation Period” is defined as the period of time commencing on the date that the initial Prospectus of the Fund first becomes effective under the Securities Act and ending at the end of the fourth (4th) month following the Fund’s first fiscal year end. Thereafter, in accordance with Paragraph 4 hereof, this Agreement may be continued each year for a subsequent one-year period (each, a “Subsequent Expense Limitation Period”).

3.      Reimbursement of Fees and Expenses.  Any payment to a Fund by the Advisor (with respect to a Class, if applicable) (each a “Subsidy”) pursuant to this Agreement is subject to reimbursement to the Advisor by the Fund (or Class, as applicable) for a period of three (3) years from the date of the Subsidy, if so requested by the Advisor.  The reimbursement may be paid by the Fund (if applicable, with respect to the relevant Class) if the aggregate amount of the Fund’s (or Class’s) Operating Expenses for the fiscal year in which the request for reimbursement is made, taking into account the reimbursement, does not exceed the lesser of the Annual Limit in place at the time of the Subsidy or the current limitation on the Fund’s (or Class’s) Operating Expenses.  In no case will the reimbursement amount exceed the total amount of Subsidies made by the Advisor with respect to a Fund (or Class, as applicable) pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed.  No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In the event of any such termination of this Agreement, for purposes of this Paragraph 3, the Annual Limits shall continue to be the amounts listed in Appendix A.

4.      Term.  This Agreement shall become effective with respect to each Fund (or Class, as applicable), on the date specified herein and shall remain in effect through the end of the Fund’s Expense Limitation Period, and shall automatically renew for each Fund for an additional one year period following the end of the Fund’s Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time with respect to any Fund or Class, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor with respect to any Fund or Class, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period of the Fund, subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld; provided that, nothing herein shall require the continuation of this Agreement with respect to any Fund or, if applicable, any Class, for one or more Subsequent Expense Limitation Periods. This Agreement will automatically terminate with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST II	CASTLE FINANCIAL & RETIREMENT PLANNING ASSOCIATES, INC.

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A

Fund (and Class, as applicable)	Annual Operating Expense Limit
All Terrain Opportunity Fund Class A	1.95%
All Terrain Opportunity Fund Class C	2.70%
All Terrain Opportunity Fund Class I	1.70%